UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2016
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a press release of Nordic American Offshore (the "Company") dated November 14, 2016, announcing the Company's dividend and earnings report for the third quarter of 2016.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (333-208592), which was declared effective by the Securities and Exchange Commission (the "SEC") on December 31, 2015, and the Company's Registration Statement on Form F-3 (333-208351), which was delcared effective by the SEC on December 18, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: November 15, 2016	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 99.1

Nordic American Offshore Ltd. (NYSE:NAO) - 3Q2016 Dividend and Earnings Report
Hamilton, Bermuda, November 14, 2016.
The operating cash flow1 for Nordic American Offshore Ltd. ("NAO" or "the Company") was -$3.4m in 3Q2016. NAO is better positioned compared with other companies in the industry.  During the quarter we saw a number of financial restructurings. Access to financing is a competitive advantage for NAO.
NAO has ten high-quality Platform Supply Vessels (PSVs) built in Norway in the period 2012-2016. At the end of the quarter seven of our ten vessels are in operation. We continue to focus on developing the relationship with our clients. NAO sees opportunities to grow the Company. Acquisitions have to be accretive for our earnings and dividends over time.
The basic features of NAO are similar to the successful structure of the NYSE listed Nordic American Tankers Limited.
The Board has declared a dividend of $0.03 per share for 3Q2016 to shareholders on record as of November 23, 2016. The payment of the dividend is expected to take place on or about December 7, 2016. Since its original establishment in late 2013, NAO has paid dividends for 11 consecutive quarters, totaling $2.57 per share, including the dividend to be paid about December 7, 2016.
The North Sea is at the present time the geographical market area for NAO.
Key points to consider:
•	Earnings per share (EPS) has been: -$0.42 for 3Q2016, -$0.36 for 2Q2016 and -$0.13 for 3Q2015.
•	EPS does not take into account financial risk. i.e. the debt level of a company.
•	Operating cash flow per share has been: -$0.16 for 3Q2016, -$0.12 for 2Q2016 and $0.04 for 3Q2015.
•	NAO had at the end of 3Q2016 total net debt of $127.5m for its ten vessel fleet, or about $12.7m per vessel. The credit facility of $150m matures in March 2020.
•	NAO has a low cash breakeven level of about $11,500 per day per vessel, including financing and G&A costs.
Financial Information
The Board has declared a cash dividend of $0.03 per share for 3Q2016 to shareholders of record as of November 23, 2016. The payment date is on or about December 7, 2016.
Net Loss (accountingwise) was -$8.6m in 3Q2016. In 2Q2016 and 3Q2015 the comparable figures were -$7.4m and -$3.1m, respectively.

1 Operating cash flow is an important dimension in the industry, but it is a non-GAAP measure. Please see later in this announcement for a reconciliation of operating cash flow to income (loss) from vessel operations.

The Company's operating cash flow was -$3.4m in 3Q2016. In 2Q2016 and 3Q2015 operating cash flow was -$2.5m and $1.0m, respectively.
At the end of 3Q2016, net debt per NAO vessel was $12.7m. NAO has in place until early 2020 a non-amortizing credit facility of $150m. Several service companies in our sector are in a difficult financial position. Going forward, NAO sees opportunities for expansion.
We concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly.
As reported July 18, 2016, Marianne Lie, who has a wealth of experience from the offshore sector and from top positions in other companies, assumed position as Executive Vice Chair of NAO. Tor Øyvind Bjørkli, the Managing Director of NAO, is reporting to Ms. Lie. This reorganization strengthens NAO.
For further details on our financial position for 3Q2016, 2Q2016 and 3Q2015, please see later in this release. Our 2015 Annual Report (Form 20-F) contains a large amount of information about NAO. This report was filed with the SEC March 23, 2016 and can be found on our web site www.nao.bm.
The Fleet
Our fleet is comprised of ten high-quality PSVs. All our trading vessels operate in the UK and in the Norwegian sectors of the North Sea. The vessels may operate in either sector or elsewhere. The significant fuel efficiency, and corresponding low emissions of our ships are attractive features for our clients.
The Company's objective is to ensure spot or term employment for the fleet. The specifications of the Company's vessels are by and large the same.
Strategy Going Forward
The main elements of NAO's strategy is based on quarterly dividends, low debt, low G&A costs, high liquidity in the stock and full transparency. Growth of the fleet is a central part of our strategy.
Our dividend policy has the objective to achieve a competitive cash yield and a positive Total Return2 over time.
NAO is firmly committed to protecting its underlying earnings, dividend potential and strong balance sheet.
We shall endeavor to safeguard and further strengthen the position in a deliberate, predictable and transparent way.
We encourage prospective investors interested in the Offshore Supply Vessel sector to consider buying shares in NAO.

* * * * *

2 Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock.

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Nine Months Ended
	Sep. 30, 2016 (unaudited)	Jun. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)	Sep. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)
Amounts in USD '000

Net Charter Revenue	3,960	5,070	7,954	13,882	28,164

Vessel Operating Costs	(6,122)	(6,482)	(6,049)	(18,556)	(18,866)
General and Administrative Costs	(1,249)	(1,076)	(912)	(3,436)	(3,197)
Depreciation Cost	(4,264)	(4,010)	(3,358)	(11,915)	(10,630)
Operating Costs	(11,635)	(11,568)	(10,318)	(33,906)	(32,694)
Net Operating Loss	(7,675)	(6,498)	(2,364)	(20,024)	(4,530)

Interest Income	2	2	0	7	34
Interest Costs	(1,020)	(786)	(466)	(2,367)	(1,306)
Other Financial Income (Costs)	55	(109)	(271)	66	(605)
Total Other Costs	(962)	(893)	(737)	(2,294)	(1,877)
Income taxes	(0)	(0)	0	(0)	0
Net Loss	(8,637)	(7,392)	(3,101)	(22,318)	(6,407)
Basic Loss per Shares	(0.42)	(0.36)	(0.13)	(1.06)	(0.27)
Basic Weighted Average Number of Common Shares Outstanding	20,705,616	20,779,781	23,172,624	21,024,011	23,343,195
Common Shares Outstanding	20,686,847	20,713,748	22,931,396	20,686,847	22,931,396

CONSOLIDATED CONDENSED BALANCE SHEETS

Amounts in USD '000	Sep. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)	Dec. 31, 2015 (unaudited)[1]

Cash and Cash Equivalents	3,667	7,432	5,339
Accounts Receivable, net	2,215	3,714	3,975
Prepaid Expenses	1,273	275	385
Inventory	1,441	930	794
Other Current Assets	974	3,590	4,072
Total current assets	9,570	15,941	14,565
Vessels, Net	371,187	317,519	313,642
Deposit on Contracts for Vessels	0	7,962	7,993
Other Non-current Assets	897	1,256	1,167
Total non-current assets	372,084	326,737	322,802
Total Assets	381,654	342,677	337,367

Accounts Payable	497	1,115	641
Accounts Payable, related party	633	511	596
Other Current Liabilities	3,189	6,033	6,498
Total Current liabilities	4,319	7,659	7,735
Long-term Debt	132,000	42,000	47,000
Other Long-term Liabilities	685	2,147	1,775
Total Non-current Liabilities	132,685	44,147	48,775
Shareholders' Equity	244,649	290,871	280,857
Total Liabilities and Shareholders' Equity	381,654	342,677	337,367

1 Annual 2015 financial information derived from audited financial statements

NORDIC AMERICAN OFFSHORE LTD.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW	Nine Months Ended		Twelve Months Ended
	Sep. 30, 2016	Sep. 30, 2015	Dec. 31, 2015
Amounts in USD '000	(unaudited)	(unaudited)	(unaudited)[1]

Net Cash Provided by (Used in) Operating Activities	(11,011)	7,627	5,987

Investment in Vessels	(61,584)	(63,480)	(63,529)
Down payment on Contracts	0	(1,661)	(1,693)
Net Cash Provided by (Used in) Investing Activities	(61,584)	(65,141)	(65,222)

Net Proceeds from Issuance of Common Stock	0	0	(17)
Proceeds from Use of Credit Facility	85,000	42,000	47,000
Credit Facility Costs	0	(1,217)	(1,217)
Repurchase of Treasury Stock	(8,513)	(3,451)	(5,590)
Cash Dividends Paid to Shareholders	(5,376)	(18,484)	(21,922)
Net Cash Provided by (Used in) Financing Activities	71,111	18,848	18,253

Net Increase (Decrease) in Cash and Cash Equivalents	(1,484)	(38,666)	(40,982)
Effect of exchange rate changes on Cash	(188)	(300)	(78)
Cash and Cash Equivalents at Beginning of Period	5,339	46,398	46,398
Cash and Cash Equivalents at End of Period	3,667	7,432	5,339

1 Annual 2015 financial information derived from audited financial statements

NORDIC AMERICAN OFFSHORE LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Nine Months Ended
Amounts in USD '000	Sep. 30, 2016 (unaudited)	Jun. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)	Sep. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)
Net Operating Loss	(7,675)	(6,498)	(2,364)	(20,024)	(4,530)
Depreciation Costs	4,264	4,010	3,358	11,915	10,630
Operating Cash Flow (1)	(3,410)	(2,488)	994	(8,109)	6,100

(1) Operating cash flow represents income (loss) from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Herbjørn Hansson, Chairman Nordic American Offshore Ltd. Tel: +1 866 805 9504 or +47 90 14 62 91	Jan H. A. Moller, Head of I&R & Financial Manager Nordic American Offshore Ltd. Tel: +47 33 42 73 00 or +47 90 11 53 75
Marianne Lie, Executive Vice Chair Nordic American Offshore Ltd. Tel.: +47 91 64 55 06	Tor-Øyvind Bjørkli, Managing Director Nordic American Offshore Ltd. Tel: +47 90 62 70 14
Turid M. Sørensen, CFO Nordic American Offshore Ltd. Tel: +47 33 42 73 00 or +47 90 57 29 27 Web-site: www.nao.bm	Gary J. Wolfe Seward & Kissel LLP New York, USA Tel: +1 212 574 1223